UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

         For the fiscal year ended: December 31, 1999
                                    -----------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

         Commission file number: 0-24710

A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

                   Sirius Satellite Radio 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Sirius Satellite Radio Inc.
                           1221 Avenue of the Americas
                                   36th Floor
                               New York, NY 10020

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                      INDEX

                                                                                        Page
                                                                                        ----
Part I - Financial Statements

         Report of Independent Public Accountants                                         1

         Statements of Net Assets Available for Benefits as of December 31, 1999
         and 1998                                                                         2

         Statement of Changes in Net Assets Available for Benefits for the Year
         Ended December 31, 1999                                                          3

         Notes to Financial Statements                                                    4

Part II - Supplemental Schedules

         Schedule of Assets Held for Investment Purposes as of
         December 31, 1999                                                                9

         Schedule of Reportable Transactions for the Year Ended
         December 31, 1999                                                               10

Signatures                                                                               11

Exhibit 23.1 - Consent of Independent Public Accounts                                    12


                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Sirius Satellite Radio 401(k)
   Savings Plan (formerly the CD Radio 401(k) Savings Plan):

We have audited the accompanying statements of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan (formerly the CD Radio 401(k) Savings Plan), as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                          ARTHUR ANDERSEN LLP

New York, New York
June 22, 2000

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998

                                                           1999               1998
                                                           ----               ----
Investments, at market value  (See Notes 6 & 7)         $2,124,061           $326,884

     Employer Contribution Receivable                       14,210              9,227

     Employee Contribution Receivable                       17,492             12,526
                                                        ----------           --------
     Net Assets Available for Benefits                  $2,155,763           $348,637
                                                        ==========           ========





        The accompanying notes are an integral part of these statements.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

  ADDITIONS:

    Investment income:

      Net appreciation in fair value of investments (See Notes 6 & 7)        $  550,364

    Interest & dividends                                                         26,855

    Contributions:

       Employer                                                                 453,137

       Employee                                                                 801,989
                                                                             ----------
    Total additions                                                          $1,832,345

  DEDUCTIONS:

    Distributions                                                              (25,219)
                                                                             ----------
  Net increase in assets available for benefits                               1,807,126

  Net assets available for benefits:

    Beginning of year                                                           348,637
                                                                             ==========
    End of year                                                              $2,155,763
                                                                             ==========



         The accompanying notes are an integral part of this statement.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

Sirius Satellite Radio Inc. ("Sirius Radio") sponsors the Sirius Satellite Radio 401(k) Savings Plan (the "Plan"). The inception date of the Plan was September 1, 1998 and the Plan has a fiscal year end of December 31.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all terms are contained in that document.

General
-------

The Plan is a defined contribution plan covering all non-union employees of Sirius Radio who have attained 21 years of age. Participation in the Plan begins on the first day of the first month following an employee's date of hire. The Plan is subject to the provisions of the Employment Retirement Income Securities Act ("ERISA").

On November 11, 1999, the Plan sponsor changed its corporate name from CD Radio Inc. to Sirius Satellite Radio Inc. and amended the Plan to change the name of the Plan from the CD Radio 401(k) Savings Plan to the Sirius Satellite Radio 401(k) Savings Plan.

Contributions
-------------
Participants may elect to contribute up to 12% of compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code (the "Code"). Under the Code, individual contributions for which taxes may be deferred were limited to $10,000 in 1999 and 1998. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment into various investment options offered by the Plan. The nine investment options currently offered by the Plan consist of seven mutual funds, a long-term bond fund and Sirius Radio common stock.

The Plan provides for employer matching contributions based on employee contribution levels. Sirius Radio made an employer matching contribution on a dollar for dollar basis for the first $10,000 deferred by each employee during the years ended December 31, 1999 and 1998. This employer matching contribution is in the form of common stock of Sirius Radio. Each plan year, Sirius Radio will review and determine the employer matching contributions for the subsequent plan year. Employees are eligible to receive the employer matching contribution during a year in which the employee has performed at least one hour of service, regardless of employment status on the last day of the plan year.

Sirius Radio may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all participants eligible to receive an allocation. These additional contributions, referred to as regular employer contributions, will be limited to profits as determined by the 401(k) Committee and will be determined for each Plan year by Sirius Radio. Employees are only eligible to share in regular employer contributions during any Plan year in which they are employed on the last day of the Plan year.

Administrative Expenses
-----------------------

Administrative expenses may be paid by the Plan, by Sirius Radio or through the use of Plan forfeitures. For the Plan years ended December 31, 1999 and 1998 all administrative expenses were paid by Sirius Radio and through the use of Plan forfeitures.

Participant Accounts
--------------------

Each participant's account is credited with participant contributions, employer matching, regular employer contributions and allocations of Plan earnings. Allocations of investment income are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Vesting
-------

Participants are immediately vested in their contributions plus earnings thereon. Vesting in company matching and regular contributions begins one year after employment at a rate of 33 1/3% per year until the completion of the third year of employment when 100% is vested. In addition, a participant becomes fully vested in his or her company matching and regular contributions upon his or her retirement, disability, death, upon reaching age 65 or if there is a change in control of the Sirius Radio.

Distributions of Benefits
-------------------------

Upon termination of employment due to death, disability, retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in an event of hardship, as defined.

Participant Loans
-----------------

Participants have the ability to borrow against their vested account balance, up to the lesser of $50,000 or 50% of their vested balance, with a minimum borrowing of $1,000. Loans must generally be repaid within five years in equal installments via payroll deductions, with the exception of loans taken to purchase a principal residence, which may be repaid over a reasonable period of time in excess of five years, as determined by the Plan Administrator. Loans are secured by the balance in the participant's account and bear interest at a comparable rate charged by a bank or other financial institution at the time of the loan.

Forfeitures
-----------

Forfeitures of non-vested contributions for the years ended December 31, 1999 and 1998 were $11,845 and $3,299, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Stocks and fund shares are valued at their quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefit payments are recorded when paid.

NOTE 3 -TAX STATUS
------------------

The Plan has received a favorable letter of determination dated September 1, 1999 stating that the Plan is designed in accordance with applicable sections of the Code, subject to the adoption of certain proposed amendments to the Plan. The Plan has adopted the proposed amendments and the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

NOTE 4 - PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, Sirius Radio reserves the right to terminate the Plan, in whole or in part, at any time. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested. The trustee in accordance with the Plan document will distribute the net assets of the Plan in a uniform and nondiscretionary manner.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

Sirius Radio and Merrill Lynch Trust Company, plan trustee, are parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 and for which no statutory or administrative exemption exists.

NOTE 6 - INVESTMENTS
--------------------

The fair value of investments that individually represent 5% or more of the Plan's net assets are as follows:


                                                                 DECEMBER 31,           DECEMBER 31,
                                                                    1999                    1998
                                                                 ------------           -----------
    Sirius Radio Common Stock - Non-participant Directed           $898,361              $138,467
    Sirius Radio Common Stock - Participant Directed                450,634               108,925
    Merrill Lynch S&P 500 Index                                     220,189                34,678
    Davis New York Venture Fund                                     143,066                19,474
    MFS Emerging Growth Fund                                        111,709                   n/a


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $550,364 as follows:

         Sirius Radio Common Stock                              $476,127
         Mutual funds                                             77,419
         Bond fund                                                (3,182)
                                                                --------
         Total appreciation                                     $550,364
                                                                ========


NOTE 7 - NON-PARTICIPANT DIRECTED INVESTMENTS
---------------------------------------------
Non-participant directed funds are invested solely in Sirius Radio common stock. Non-participant directed investments totaled $898,361 and $138,467 as of December 31, 1999 and 1998, respectively. The significant components of the changes in net assets relating to non-participant directed investments is as follows:


           Contributions                                       $453,137
           Appreciation                                         312,680
           Benefits paid to participants                         (5,923)
                                                               --------
           Change in non-participant directed funds            $759,894
                                                               ========

NOTE 8 - RECONCILIATION TO FORM 5500
------------------------------------

As of December 31, 1999, there are no reconciling items between the Form 5500 and the enclosed Statement of Net Assets Available for Benefits. The following is a reconciliation between the Form 5500 and the enclosed Statement of Changes in Net Assets Available for Benefits:


                                                              DECEMBER 31, 1999
                                                              -----------------

Net Income per Form 5500                                           $1,809,010
Benefits requested as of December 31, 1998 and
paid during 1999                                                       (1,884)
                                                                   ----------
Net Income per enclosed Statement of Changes in
Net Assets Available for Benefits                                  $1,807,126
                                                                   ==========


SCHEDULE I

                    SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                           SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES

                                DECEMBER 31, 1999

                                 EIN 52-1700207




                                           (c) DESCRIPTION OF
                                           INVESTMENT, INCLUDING
                                           MATURITY DATE, RATE OF
    (b) IDENTITY OF ISSUER, BORROWER,      INTEREST, COLLATERAL,
(a)   LESSOR OR SIMILAR PARTY              PAR OR MATURITY VALUE            (d) COST        (e) CURRENT VALUE
--------------------------------------------------------------------------------------------------------------

       *Sirius Satellite Radio Inc.         Common Stock, 30,212           $ 819,766**        $1,348,995**
                                            shares in participation

       *Merrill Lynch Trust Company         S&P 500 Index Fund,                n/a               220,189
                                            12,164 shares in
                                            participation

        Davis Selected Advisors             New York Venture                   n/a               143,066
                                            Fund, 5,056 shares in
                                            participation

       *Merrill Lynch Trust Company         Preservation Trust Fund,           n/a                42,377
                                            42,377 shares in
                                            participation

        MFS Investment Management           Emerging Growth Fund,              n/a               111,709
                                            1,717 shares in
                                            participation

       *Merrill Lynch Trust Company         Global Allocation Fund,            n/a                46,603
                                            3,331 shares in
                                            participation


       *Merrill Lynch Trust Company         Basic Value Fund,                  n/a                68,812
                                            1,804 shares in
                                            participation

        IVY Management, Inc.                Bond Fund, 5,960
                                            shares in participation            n/a                49,361

        AIM Management Group Inc.           Constellation Fund,
                                            2,325 shares in
                                            participation                      n/a                92,949
                                                                                              ----------
        Total Investments                                                                     $2,124,061
                                                                                              ==========

                         *Represents a party-in-interest

   ** Balances consist of participant and non-participant directed investments

          The accompanying notes are an integral part of this schedule.

SCHEDULE II

                    SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                     SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                        (h) CURRENT VALUE
 (a) IDENTITY OF  (b) DESCRIPTION   NUMBER OF   (c) PURCHASE  (d) SELLING   (g) COST        OF ASSET ON        (i) NET GAIN
 PARTY INVOLVED      OF ASSET      TRANSACTIONS     PRICE         PRICE      OF ASSET       TRANSACTION DATE     OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------

*Sirius Satellite
 Radio Inc. -
 Non-participant
 Directed           Common Stock         24         $448,703       n/a          $448,703      $   448,703          n/a
                    Common Stock          2              n/a      $1,909           1,477            1,909         $ 432


(A) Reportable transactions are those purchases and sales of the same non-participant directed security which, individually or in the aggregate, exceed 5% of the Plan's assets as of the beginning of the plan year.

                         *Represents a party-in-interest



          The accompanying notes are an integral part of this schedule.

                                                SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN


                                  By: /s/ Edward Weber, Jr.
                                  --------------------------
                                       Edward Weber, Jr.
                                  Vice President and Controller
                                 (Principal Accounting Officer)

June 28, 2000